October 13, 2005
Walnut Creek, CA

Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

BWC FINANCIAL CORP. ANNOUNCES 2005 THIRD QUARTER & FIRST NINE MONTHS EARNINGS

James L. Ryan, Chief Executive Officer and Chairman of the Board of BWC Financial Corp. and its subsidiaries Bank of Walnut Creek and BWC Mortgage Services, announced net income for the period ending September 30, 2005.

Ryan reported net income of $5,991,000 or $1.41 diluted earnings per share for the nine months ended September 30, 2005, a 55% increase over income of $3,858,000 or $0.89 diluted earnings per share for the same period in 2004. Earnings for first nine months in 2005 represent 1.47% return on average assets (ROA) and 16.51% return on average equity (ROE), compared to 1.05% return on average assets (ROA) and 11.20% return on average equity for first nine months 2004.

For third quarter 2005, net income was $2,329,000 or $0.55 diluted earnings per share, compared to net income of $1,568,000 or $0.36 diluted earnings per share for the same period in 2004. Return on average assets for third quarter 2005 was 1.71% and return on average equity was 18.89% compared to third quarter 2004 return on average assets of 1.26% and return on average equity of 13.46%.

Total assets of the Corporation at September 30, 2005 were $557,560,000, compared to total assets of $516,613,000, at September 30, 2004.

Founded in 1980 and celebrating its 25th Anniversary Year in 2005, Bank of Walnut Creek's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with a regional commercial banking office in San Jose. BWC Mortgage Services, with headquarters at 3130 Crow Canyon Place in San Ramon, has mortgage consultants in each of the Bank's branch offices and additional offices in Tahoe City, Reno, Concord, Manteca, Redding and Las Vegas.

Additional details may be found in the Summary of Consolidated Financial Results for third quarter and first nine months 2005:

Selected Financial Data – Summary:

The following table provides certain selected consolidated financial data as of and for the three month and nine-month periods ended September 30, 2005 and 2004.

SUMMARY INCOME STATEMENT	Quarter Ended September 30,		Year to Date September 30,	
(Unaudited in thousands except share data)	2005	2004	2005	2004
Interest Income	$ 9,754	$ 7,341	$ 26,427	$ 21,337
Interest Expense	2,376	1,191	5,745	3,680
Net Interest Income	7,378	6,150	20,682	17,657
Provision for Credit Losses	-	150	-	975
Non-interest Income	6,086	3,654	13,712	11,615
Non-interest Expense	9,189	6,896	23,756	21,308
Minority Interest	551	211	892	775
EBIT	3,724	2,547	9,746	6,214
Income Taxes	1,395	979	3,755	2,356
Net Income	$ 2,329	$ 1,568	$ 5,991	$ 3,858

Selected Financial Data - Summary (cont):

(Share and share equivalents have been adjusted for the stock dividend granted in December 2004)

Per share:

(Share and share equivalents have been adjusted for the stock dividend granted in December 2004)	Quarter Ended September 30,		Year to Date September 30,	
	2005	**2004**	**2005**	**2004**
Basic EPS	$ 0.56	$ 0.36	$ 1.43	$ 0.90
Diluted EPS	$ 0.55	$ 0.36	$ 1.41	$ 0.89
Weighted Average Basic shares	4,170,176	4,301,890	4,198,935	4,301,233
Weighted Average Diluted Shares	4,231,206	4,333,146	4,257,038	4,337,384
Cash dividends	$ 0.09	$ 0.06	$ 0.25	$ 0.18
Book value at period end			$ 11.94	$ 11.00
Ending shares (adjusted for stock dividend in December 2004)			4,147,199	4,293,374

Financial Ratios:

Return on Average Assets	1.71%	1.26%	1.47%	1.05%
Return on Average Equity	18.89%	13.46%	16.51%	11.20%
Net Interest Margin to Earning Assets	5.38%	5.26%	5.35%	5.08%
Net loan losses (recoveries) to avg. loans	0.00%	-0.01%	-0.05%	-0.05%
Efficiency Ratio (Bank only)	56.52%	61.30%	57.49%	64.49%

Summary Balance Sheet:

(Unaudited; In thousands)

	September 30,	
Assets:	**2005**	**2004**
Cash and Equivalents	$ 53,171	$ 17,086
Investments	81,185	84,887
Loans	393,073	379,363
Allowance for Credit Losses	(7,486)	(7,827)
BWC Mortgage Services, Loans Held-for-Sale	21,440	28,424
Other Assets	16,177	14,680
Total Assets	$ 557,560	$ 516,613
Liabilities:		
Deposits	$ 431,048	$ 393,376
Other Borrowings	70,737	72,463
Other Liabilities	6,238	3,539
Total Liabilities	508,023	469,378
Equity	49,537	47,235
Total Liabilities and Equity	$ 557,560	$ 516,613

This press release contains forward-looking statements with respect to the financial condition, results of operation and business of BWC Financial Corp.(BWC). These include statements that relate to or are dependent on estimates or assumptions relating to the prospects of continued loan and deposit growth, improved credit quality, the operating characteristics of the Company's income tax refund programs and the economic conditions within its markets. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the Company's control. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) increased competitive pressure among financial services companies; (2) changes in the interest rate environment reducing interest margins or increasing interest rate risk; (3) deterioration in general economic conditions, internationally, nationally or in the State of California; (4) the occurrence of future terrorist acts or impact of military actions;and (5) legislative or regulatory changes adversely affecting the business in which BWC engages. Forward-looking statements speak only as of the date they are made, and BWC does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. **10/13//05**

Nasdaq: BWCF
http://www.bowc.com

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